17009405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEARNLEY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 THIRD AVE., 16TH FLOOR
(No and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES B. AHLFELD 212-739-0622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP.
(Name – *if individual, state last, first, middle name*)

805 THIRD AVE.	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN OLAU HALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEARNLEY SECURITIES, INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ole-Christian Langerud
Head of Legal & Compliance
Fearnley Securities AS

Signature

CHAIRMAN

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
Fearnley Securities, Inc.
New York, NY

We have audited the accompanying financial statements of Fearnley Securities, Inc., which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations and stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Fearnley Securities, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fearnley Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Fearnley Securities, Inc.'s financial statements. The supplemental information is the responsibility of Fearnley Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

New York, NY
February 27, 2017

Fearnley Securities Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$	990,672
Restricted Cash, Clearing Account		250,000
Accounts Receivable		3,550,000
Due from Clearing Broker		96,411
Securities owned, at fair value		1,041,300
Prepaid Expenses		17,017
TOTAL CURRENT ASSETS		5,945,400
OTHER ASSETS		
Office Equipment and Leashold (net)		53,494
		53,494
TOTAL ASSETS	$	5,998,894

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$	971,612
Taxes Payable		117,871
Due to Related Entity		2,343,000
Deferred Tax Liabilities		111,965
TOTAL CURRENT LIABILITIES		3,544,448
STOCKHOLDERS' EQUITY		
Common Stock - no par value		
200 authorized, 100 shares issued and outstanding		2,148,795
Retained Earnings		305,651
TOTAL STOCKHOLDERS' EQUITY		2,454,446
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	5,998,894

See accompanying notes to financial statements.

Fearnley Securities Inc.
STATEMENT OF OPERATIONS
Year Ended December 31, 2016

REVENUES:		
Investment Banking Fees	$	5,452,160
Commissions		563,656
Interest Earned		20
Unrealized gain, Securities owned		240,300
TOTAL REVENUES		6,256,136
EXPENSES:		
Fee Sharing Related Entity		2,343,000
Compensation and Benefits		1,916,394
Clearing Charges & Execution Expenses		194,628
Occupancy		90,000
Professional Fees		189,808
Communication		11,240
Other General and Administrative		244,149
TOTAL EXPENSES		4,989,219
NET GAIN FROM OPERATIONS BEFORE INCOME TAXES		1,266,917
Income Tax Expense		229,836
NET INCOME	$	1,037,081

See accompanying notes to financial statements.

Fearnley Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2016

	Common Stock					Retained		Stockholders'
	Shares		Amount			Earnings(deficit)		Equity
Balance at December 31, 2015	100	$	1,398,795	$		(731,430)	$	667,365
Capital Contributions			750,000					750,000
Net Income						1,037,081		1,037,081
Balance at December 31, 2016	100	$	2,148,795	$		305,651	$	2,454,446

See accompanying notes to financial statements.

Fearnley Securities, Inc.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	1,037,081
Adjustment to reconcile net income to net cash used in changes in assets and liabilities:		
Depreciation		14,286
Changes in Operating Assets and Liabilities:		
Accounts Receivable		(3,550,000)
Due from Clearing Broker		(96,411)
Securities Owned		(1,041,300)
Prepaid Expenses		(6,102)
Accounts Payable and Accrued Liabilities		1,073,278
Due to Related Entity		2,343,000
Deferred Tax Liabilities		111,965
Net Cash Used in Operating Activities		(114,203)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Office Equipment and Leasehold		(33,404)
Rent Security Deposit		5,400
Net Cash Used by Investing Activities		(28,004)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contributions		750,000
Net Cash Provided by Financing Activities		750,000
NET INCREASE IN CASH		607,793
CASH and CASH EQUIVALENTS AT BEGINNING OF YEAR		632,879
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	1,240,672

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year:		
Interest	$	-
Taxes	$	-

See accompanying notes to financial statements.

(1) Organization

Fearnley Securities, Inc. ("the Company") is a wholly owned subsidiary of Fearnley Securities AS (Parent Company). Fearnley Securities AS was established in 1987 and is an independent and research full-service investment bank, a member of the Oslo Stock Exchange, and part of the Astrup Fearnley Group. The idea behind the formation of an investment bank within the Astrup Fearnley umbrella was, and remains, to capitalize on the Group's global resources within maritime industries. Fearnley Securities remains close to the Group's heritage and core businesses, hence focusing exclusively on shipping, offshore and energy. From its offices in Oslo and New York the firm provides a full range of brokerage and investment banking services for domestic and global clients.

Fearnley Securities, Inc. is a member of FINRA and SIPC.

Fearnley Securities, Inc. distributes research prepared by Fearnley Securities AS to major U.S. Institutions as defined in Rule 15a-6(a)(2) under the Securities Exchange Act of 1934.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $ 250,000.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash, restricted cash, accounts receivable, other receivables, securities owned, accounts payable, taxes payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The fair values of financial assets of the Company were determined using the following categories at December 31, 2016:

	Quoted Prices in active markets (Level 1)
Securities Owned	$1,041,300

(d) Securities Owned

The Company classifies securities owned, which are comprised of marketable equity securities as trading securities in accordance with the accounting guidance for "Accounting for Certain Investment in Debt and Equity Securities". These securities are carried at fair market value. Realized and unrealized gains and losses are recognized in the statement of operations. Realized gains and losses are based on the specific identification method, while unrealized gains and losses are recognized based on the changes in the fair value of the security as quoted on a national stock exchange.

	Cost	Unrealized Gain	Fair Value
Securities Owned	$ 801,000	$ 240,300	$1,041,300

(e) Income Taxes

The Company uses the asset and liability method of accounting for deferred income taxes. The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statemetns and tax bases of assets and liabilities. The Company records tax liabilities for income tax contingencies based on our best estimates of the underlying exposures. The Company's federal and state income tax returns for the years 2014 through 2016 remain open for audit by the applicable regulatory authorities.

(f) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such commission receivable outstanding. As of December 31, 2016, management believes such commissions receivable are fully collectible; hence no allowance has been recorded nor was any bad debt expense recorded during the year.

(h) Office Equipment, Furniture and Leasehold Improvements

Office equipment, furniture and leasehold improvements are stated at historical cost less accumulated depreciation. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation on these assets is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of these assets range from three to five years.

(i) Concentration, Risk and Credit Risk

In the normal course of business, the Company's securities activities will involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers.

If the agency transactions do not settle because of failure to perform by either the customer or the counter parties, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The recorded accounts receivable of $3,550,000 as of December 31, 2016 is all from one customer, which has been collected as of the end of January 2017. The securities owned of $1,041,300 at fair value are also marketable securities of the same customer. Separately, the amounts due from clearing broker of $96,411 are all from one entity as well as of December 31, 2016.

(j) Revenue Recognition

Investment banking revenues consist of underwriting revenues, advisory revenues and private placement fees. Underwriting revenues arise from securities offerings in which the Company acts as an underwriter and may include management fees, selling concessions and underwriting fees. Underwriting revenues are recorded at the time the underwriting is completed and income is reasonably determined and assured of collection. Typically collection of the related underwriting fees and or management fees occur within 60 days of the transaction date.

Commission revenues are front-end sales commissions for brokerage transactions introduced to the clearing broker, which are recognized on a trade date basis.

Net dealer inventory gains and losses are recorded on a trade date basis, include realized and unrealized net gains and losses, resulting from the Company's principal trading activities.

During 2016, the Company participated in three underwriting transactions that accounted for approximately $5,640,000 of revenue. The Company purchased marketable securities at a cost of $801,000 on December 13, 2016. As of December 31, 2016, the Company has an unrealized gain of $240,300. The shares are "Restricted" for a period of six months.

(k) Recently Issued Accounting Pronouncements

Recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

(3) Office Equipment, Furniture and Leasehold Improvements

As of December 31, 2016, Office Equipment, Furniture and Leasehold Improvements consist of the following:

Office Equipment	$ 32,975
Furniture	12,915
Leasehold Improvements	22,440
Total	68,330
Less Accumulated Depreciation	(14,836)
Net	$ 53,494

The Company incurred $14,286 of depreciation expense for the year ended December 31, 2016.

(4) Related Party Transactions

During the year 2016, the Parent Company contributed $750,000 to capital.

The Company and the Parent Company also entered into a Profit Sharing Agreement, whereby the Company has agreed to share in certain investment banking fees, based on certain agreed upon preset methods driven largely by the share of involvement of the Company and the Parent Company. The Profit Sharing Agreement may be terminated by either party under certain conditions. Such monies are not due and payable unitl the related fees receivable has been fully collected. During 2016, the Company agreed to pay the Parent Company $2,343,000.

Revenues as a result of commission based transactions with the Parent Company are in the amount of $412,610 for the year ended December 31, 2016.

(5) Income Taxes

Under the accounting guidance, income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax liabilities and assets, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes.

Management's judgement is required in evaluating items that factor into determining tax provisions. Management believes its tax provisions reflected in the financial statement are fully supportable.

The income tax provision consists of the following components as of December 31, 2016:

		Rate
Current Tax:		
Federal	$ 430,752	34.0%
State and Local	102,620	8.1%
Permanent Differences	14,383	1.1%
Utilization of net operating loss carryforwards	(317,919)	(25.1%)
Net Income tax	$ 229,836	18.1%

Deferred income tax liabilities of $111,965 is comprised of temporary differences from depreciation and unrealized gains.

(6) Defined Contribution 401k Plan

The Company formed a 401K Plan during the year whereby a voluntary and discretionary contribution by both the Company and its employees can be made. The Company contributed $15,300 during 2016, which part is accrued and part has been paid during the year.

(7) Commitments and Contingencies

a) The Company has a month to month lease at the premises located at 880 Third Ave. Monthly lease payments are $7,500. Rent expense for the year ended December 31, 2016 is $90,000.

b) In November 2015, the Company entered into a fully disclosed clearing agreement with an unrelated entity and a clearing broker. The Company intends to conduct its clearing and depository transactions for the Company's customer accounts and proprietary transactions securities registered in the United States (domestic transactions) through this clearing agreement, while foreign based securities will be cleared through its Parent Company.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The Company funded $250,000 in January 2016, as cash held on deposit for the settlement of any unsettled domestic transactions.

Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

c) During the year the Company entered into several annual employment agreements with its employees, detailing traditional terms of employment such as rate compensation, bonus terms if applicable, employment benefits, resignation terms, non-compete clauses and terms of terminations.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $501,189 which was $251,189 in excess of its required net capital of $250,000.

(9) Subsequent Event

The Company has evaluated subsequent events for the disclosure purposes through February 27, 2017.

Supplemental Information

Schedule I

Fearnley Securities, Inc.
Computation of Net Capital
Under Rule 15c3-l of the
Securities and Exchange Commission
December 31, 2016

Total stockholder's equity qualified for net capital	$ 2,454,446
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses, Receivables and Other Assets	2,065,222
Add:	
Allowable Credits – Deferred Income Taxes Payable	111,965
Net capital	$ 501,189
Computation of Alternate Net Capital Requirement:	
2% of combined aggregate debit Item as shown in the formula for reserve Requirements pursuant to Rule 15c3-3	$ -
Minimum dollar net capital requirement – the higher of 6 - 2/3% of aggregate indebtedness of $3,544,448 or $250,000	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$ 251,189
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 3,544,448
Ratio of aggregate indebtedness to net capital	7.07 to 1
Net capital, per unaudited December 31, 2016 FOCUS report	$ 501,189
Net audit adjustment	$ -
Net capital, per December 31, 2016 audited report.	$ 501,189

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as amended by the Company February 24, 2017.

Schedule II

Fearnley Securities, Inc.

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2016

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii), for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Fearnley Securities, Inc.
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Fearnley Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fearnley Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) Fearnley Securities will not hold customer funds or safekeep customer securities (the "exemption provisions") and (2) Fearnley Securities, Inc. stated that Fearnley Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fearnley Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fearnley Securities, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
February 27, 2017

FEARNLEY SECURITIES, INC.
EXEMPTION REPORT
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2016

Fearnley Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15C3-3 (k)(2)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Fearnley Securities, Inc.

I, John Olav Harr, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:______________________

Title: Chairman of Fearnley Securities, Inc.

Date: 2/25/2017

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Stockholder
Fearnley Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Fearnley Securities, Inc ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and corresponding wire transfer banking activity noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
February 27, 2017

SIPC-7

(33-REV 7 10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12 31 2016

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7 10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******635*******************ALL FOR AADC 100
69566 FINRA DEC
FEARNLEY SECURITIES INC
FEARNLEY SECURITIES
880 3RD AVE FL 16
NEW YORK NY 10022-4730

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAMES B. AHLFELD
212-739-0622

2. A. General Assessment (item 2e from page 2) $ 14,712
   B. Less payment made with SIPC-6 filed (exclude interest) (530)
      7/28/16
      Date Paid
   C. Less prior overpayment applied (-0-)
   D. Assessment balance due or (overpayment) 14,182
   E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum -0-
   F. Total assessment balance and interest due (or overpayment carried forward) $ 14,182
   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☐
      Total (must be same as F above) $ 14,182
   H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FEARNLEY SECURITIES, INC
(Name of Corporation, Partnership or other organization)

James B Ahlfeld
(Authorized Signature)

FINOP
(Title)

Dated the 22 day of FEBRUARY 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,203,696
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	— 0 —
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	130,995
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	165,000
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100.000 require documentation)	22,880
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ — 0 —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $ — 0 —	
Enter the greater of line (i) or (ii)	— 0 —
Total deductions	318,875
2d. SIPC Net Operating Revenues	$ 5,884,821
2e. General Assessment @ .0025	$ 14,712

(to page 1, line 2.A.)

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
Phone (202) 551-6551

Date: February 28, 2017

Fearnley Securities, Inc
SEC File Number 8-69566

VIA FEDEX

To Whom It May Concern:

Please find enclosed notarized copies of FORM X-17A-5 PART III and Fearnley Securities, INC. Financial Statements and Schedules as of December 31st, 2016 with Report of Independent Registered Public Accounting Firm Thereon and Supplemental Reports on Exemption.

Sincerely,

JAMES B AHLFELD
FINOP
Fearnley Securities, Inc
Email: jahlfeld@bigapplegrp.com
Phone: 212-739-0622